October 16, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549-7561

Dear Sirs/Madams:

We have read Item 4 of Gottschalks Inc.'s Form 8-K dated October 10, 2007, and have the following comments:

1.   We agree with the statements made in paragraphs 1, 3, 4, 5, 6 and 7 of section (a) *"Dismissal of independent registered public accounting firm"*.

2.   We have no basis on which to agree or disagree with paragraphs 2 or 8 of section (a) *"Dismissal of independent registered public accounting firm"* or any of the information in section (b) *"Engagement of new independent registered public accounting firm"*.

Yours truly,

/s/ Deloitte & Touche LLP
San Francisco, California